

August 10, 2012

Via E-mail
Calvin McDonald
President and Chief Executive Officer
Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario, Canada M5B 2C3

> **Re: Sears Canada Inc.**
> **Amendment No. 2 to Form 20-F**
> **Filed August 1, 2012**
> **Response dated August 3, 2012**
> **File No. 000-54726**

Dear Mr. McDonald:

We have reviewed your response dated August 3, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

Note 2.2 Basis of preparation and presentation, page F-8

1. We note your response to comment 1 in our letter dated August 3, 2012. We note that paragraph 12 of IFRS 8 contemplates economic similarity over the long-term. We generally interpret that to mean both historical and anticipated future economic similarity. In order to assist us in further evaluating your response and your aggregation

of your Retail Stores, Direct and Sears Home Services operating segments into a single reportable segment, please provide the following information:

- Please describe to us your budgeting process, explain to us your usual budget horizons, and tell us what you are budgeting for each of your operating segments in terms of anticipated future revenues, margins and capital investments over your current budget horizon.

- Please describe the components of your capital expenditures for each operating segment and how you make capital allocation decisions between these segments.

- Please explain to us in more detail the differences in product mix in each of your segments and why you believe an adjustment for product mix is appropriate. In this regard, it would appear that differences in product mix would be a relevant factor in assessing economic dissimilarity between operating segments.

- Please tell us whether you expect that the product mix will normalize over time such that the product mix adjustment will decrease or disappear. If so, please tell us when you expect this normalization will occur and the factors you believe would contribute to such normalization.

- Please tell us whether there are any differences in customer demographics between the Retail Stores and Direct operating segments. If so, please tell us whether there is any impact on product mix, margins, or future growth prospects due to customer demographics.

We may have further comment after reviewing your response.

2. Please explain the reasons for the remaining differences in the gross margins of your Retail Stores and Direct operating segments after making the product mix and clearance adjustments. In your response, please address any differences in cost structures between the Retail Stores and Direct segments. As examples only, and not as an inclusive list, please tell us whether there are differences in facilities costs (including leasing costs), labor costs, or other costs between your operating segments.

3. Please explain what effect the independent operation of the majority of your catalogue merchandise pick-up locations under independent local ownership has on the economic similarity of your Direct operating segment to your Retail Stores and Sears Home Services operating segments, if any.

4. Notwithstanding its quantitative significance, please explain in more detail why your Sears Home Services operating segment is economically similar to your Retail Stores and Direct operating segments.

5. Please provide us with representative copies of the reports the Chief Operating Decision Maker of Sears Canada, Inc. receives and uses in allocating resources and assessing performance. Please also provide us with representative copies of the reports provided to your Board of Directors.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney at (202) 551-3427, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Klaudio Leshjani
Sears Canada Inc.

Andrew J. Beck
Torys LLP